                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               SCHEDULE 13-G

                 Under the Securities Exchange Act of 1934

                             (Amendment No.  2)


                            Micropolis Corporation
                             (Name of Issuer)

               Common Stock  and  6% Convertible Bond due March 15, 2012
            10% convertible Rule 144 Bond due October 15, 1998
                      (Title of Class of Securities)


            594907-10-7  and 594907-AA-5 (no CUSIP for 144a bond)
                              (CUSIP Number)



Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2/92)

          Name of reporting person: Ryback Management Corporation I.R.S. Identification No. of Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

            Michigan

Number of     5.            Sole Voting Power

Shares                      1,519,800 common shares plus
                            5,850m bonds converting to 120,615 shares
                            20,000m bonds converting to 3,333,333 shares

Beneficially  6.            Shared Voting Power

Owned by

Each          7.            Sole Dispositive Power

Reporting                   1,519,800 common shares held plus
                            5850m bonds converting to 120,615 shares
                             20,000m bonds converting to 3,333,333 shares

Person With   8.            Shared Dispositive Power


9.   Aggregate Amount Beneficially owned by each reporting person:

                1,519,800 shares held by Lindner Fund Growth
   3,453,948 common and converted shares held by Lindner Dividend Fund

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares


11.  Percent of  Class Represented by Amount in Row  (9)

               26.31% fully diluted

12.  Type of Reporting Person

 IA - Ryback Management Corporation   IV - Lindner Investment Series Trust



sec 1745 (6-80)
                         SEE INSTRUCTION BEFORE FILLING OUT!

                             SEC 13G
                             SECURITIES AND EXCHANGE COMMISSION
                             SCHEDULE 13g Amendment No. 2

Item 1(a)   Name of Issuer:

            Micropolis Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            21211 Nordhoff Street
            Chatsworth, CA 91311

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)  Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP:

            594907-10-7, and 594907-AA-5 (no CUSIP for the 144a bond)

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:


  [X] Investment Company registered under Section 8 of the Investment Company Act ( LINDNER INVESTMENT SERIES TRUST)

  [X] Investment Company Adviser registered under Section 203 of the
   Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by Ryback Management Corporation and/or Lindner Investment Series Trust as of December 31, 1995:

   (A) Amount beneficially owned: 1,519,800 shares held by Lindner Growth Fund 3,453,948 common and converted shares held by Lindner Dividend Fund
   (B) Percent of class: 26.31%
   (C) Number of shares as to which such subject COMPANY has:
         (1)sole power to vote or direct to vote: 4,973,748
         (2)shared power to vote or direct to vote:
         (3)sole power to dispose of or direct disposition of: 4,973,748
         (4)shared power to dispose or direct disposition of:

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).






<Page 4>


Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Lindner Growth Fund,(formerly Lindner Fund, Inc.) a registered investment company, is the holder of 7.44% of the fully diluted outstanding class of securities. Lindner Growth Fund is a separate series of Lindner Investment Series Trust. Lindner Dividend Fund, a registered investment company, is the holder of a 10% convertible bond, that if converted would result in a holding of 16.32% of the outstanding class of stock. The Lindner Dividend Fund is additionally the holder another convertible bond and common stock that amount to 2.55% of the outstanding class of stock.



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:     March 8, 1996


                         /S/ Lawrence Callahan, Vice-President
                              Ryback Management Corporation
                              Lindner Investment Series Trust
                              (314) 727-5305